Morrison C. Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 D 312.845.3484 F 312.451.2366 warren@chapman.com

December 29, 2023

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fidelity Wise Origin Bitcoin Fund

        File No. 333-254652

Dear Mss. Bednarowski and Berkheimer:

This letter responds to your comments regarding Amendment No. 2 to the registration statement filed on Form S-1 for the Fidelity Wise Origin Bitcoin Fund (formerly Wise Origin Bitcoin Trust) (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on December 8, 2023 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

COMMENT 1 – GENERAL

Refer to your response to comment 2 in the correspondence filed for the Registration Statement on November 6, 2023. Please describe the AML, KYC and any other procedures conducted by the Trust and the Sponsor in connection with purchasing bitcoin with the cash received from cash creations and in connection with selling bitcoin either for cash redemptions or to pay the expenses of the Trust. In this regard, we note your disclosure on page 28.

RESPONSE TO COMMENT 1

The registration statement has been revised in accordance with the Staff’s comment.

COMMENT 2 – COVER PAGE

Refer to your response to comment 3 in the correspondence filed for the Registration Statement on November 6, 2023. Please revise to identify the initial Authorized Participant as an underwriter, disclose that you are offering an indeterminate number of shares and disclose the termination date of the offering, if any.

United States Securities and Exchange Commission

Division of Corporation Finance

December 29, 2023

RESPONSE TO COMMENT 2

The cover page of the Prospectus has been updated to include disclosure of the Trust’s initial Authorized Participant. The following disclosure under “Plan of Distribution – Authorized Participants” discusses the status of the initial Authorized Participant with respect to initial purchase of Baskets:

Because new Shares can be created and issued on an ongoing basis, at any point during the life of the Trust, a “distribution,” as such term is used in the 1933 Act, will be occurring. Authorized Participants, other broker-dealers and other persons are cautioned that some of their activities may result in their being deemed participants in a distribution in a manner that would render them statutory underwriters and subject them to the prospectus-delivery and liability provisions of the 1933 Act. For example, the initial Authorized Participant will be a statutory underwriter with respect to the initial purchase of Baskets. Any purchaser who purchases Shares with a view towards distribution of such Shares may be deemed to be a statutory underwriter. In addition, an Authorized Participant, other broker-dealer firm or its client will be deemed a statutory underwriter if it purchases a basket from the Trust, breaks the basket down into the constituent Shares and sells the Shares to its customers; or if it chooses to couple the creation of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for the Shares. In contrast, Authorized Participants may engage in secondary market or other transactions in Shares that would not be deemed “underwriting.” For example, an Authorized Participant may act in the capacity of a broker or dealer with respect to Shares that were previously distributed by other Authorized Participants. A determination of whether a particular market participant is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular case, and the examples mentioned above should not be considered a complete description of all the activities that would lead to designation as an underwriter and subject them to the prospectus-delivery and liability provisions of the 1933 Act.

The cover page of the Prospectus has been revised to clarify that the offering relates to an indeterminate amount of the Trust’s Shares. The cover page of the Prospectus already contains the following disclosure regarding the termination of the continuous offering: “The offering is intended to be a continuous offering and is not expected to terminate until three years from the date of the original offering, unless extended as permitted by applicable rules under the 1933 Act.”

United States Securities and Exchange Commission

Division of Corporation Finance

December 29, 2023

COMMENT 3 – PROSPECTUS SUMMARY – OVERVIEW OF THE TRUST

Please revise your Prospectus Summary to disclose, if true, that:

•	The Trust, the Sponsor and the service providers will not loan or pledge the Trust’s assets, nor will the Trust’s assets serve as collateral for any loan or similar arrangement; and.

•	The Trust will not utilize leverage, derivatives or any similar arrangements in seeking to meet its investment objective.

RESPONSE TO COMMENT 3

The disclosure has been updated in accordance with the Staff’s comment.

COMMENT	4 – RISK FACTORS – RISKS ASSOCIATED WITH INVESTING IN THE TRUST – THE TRUST’S CUSTODIAN COULD BECOME INSOLVENT OR BECOME SUBJECT TO A RECEIVERSHIP.

Please revise the risk factor entitled “The Trust’s Custodian could become insolvent or become subject to a receivership or bankruptcy proceeding, which may result in a loss of or delay in access to the Trust assets” to address the risks associated with having to replace the Custodian. Please also revise to address the risks associated with business failure or interruption, default, failure to perform, security breach or other problems affecting the Custodian.

RESPONSE TO COMMENT 4

The Sponsor refers the Staff to the existing risk factor, “The Sponsor may need to find and appoint a replacement custodian quickly, which could pose a challenge to the safekeeping of the Trust’s bitcoin,” which addresses the risks to the Trust of needing to identify and engage a replacement custodian.

The risk factor has been revised to include the following in accordance with the Staff’s comment:

An actual or perceived business failure or interruption, default, failure to perform security breach or other problems affecting the Custodian could harm the Trust’s operations, result in partial or total loss of the Trust’s assets, damage the Trust’s reputation and negatively affect the market perception of the effectiveness of the Trust, all of which could in turn reduce demand for the Shares, resulting in a reduction in the price of the Shares.

United States Securities and Exchange Commission

Division of Corporation Finance

December 29, 2023

The Sponsor also refers the Staff to the risk factor “Security threats and cyber-attacks could result in the halting of Trust operations and a loss of Trust assets or damage to the reputation of the Trust, each of which could result in a reduction in the price of the Shares,” which includes a more detailed discussion of the risks of a cybersecurity breach at the Custodian or the Trust’s other service providers.

COMMENT 5 – THE TRUST AND BITCOIN PRICES – DESCRIPTION OF THE INDEX CONSTRUCTION AND MAINTENANCE

Refer to your response to comment 19 in the correspondence filed for the Registration Statement on November 6, 2023. You state on page 56 that “[t]he Index market value is the volume-weighted median price of bitcoin in U.S. dollars over the previous sixty minutes, which is calculated by (1) ordering all individual transactions on eligible spot markets over the previous sixty minutes by price, and then (2) selecting the price associated with the 50th percentile of total volume.” Please revise to disclose the pricing window used to determine NAV in connection with redemptions and creations by disclosing the “previous sixty minutes” used in the calculation of NAV. For example, disclose whether the “previous sixty minutes” refers to 3:00 p.m. ET to 4:00 p.m. ET.

RESPONSE TO COMMENT 5

The disclosure has been revised to clarify that “previous sixty minutes” refers to 3:00 p.m. ET to 4:00 p.m. ET.

COMMENT 6 – CALCULATION OF NAV

We continue to evaluate your response to prior comment 22 in the correspondence filed for the Registration Statement on November 6, 2023 and may have further comment.

RESPONSE TO COMMENT 6

The Trust acknowledges that the Staff may have further comments.

United States Securities and Exchange Commission

Division of Corporation Finance

December 29, 2023

COMMENT 7 – CALCULATION OF NAV

We note your revised disclosure on page 58 of the Registration Statement filed on November 6, 2023 regarding the calculation of the intraday indicative value. Please revise to disclose how the Blockstream Crypto Data Feed Streaming Level I is calculated.

RESPONSE TO COMMENT 7

The disclosure has been updated in accordance with the Staff’s comment.

COMMENT 8 – CALCULATION OF NAV

Refer to your response to comment 21 in the correspondence filed for the Registration Statement on November 6, 2023. Please revise your disclosure on page 58 to describe the policies and criteria that the Sponsor’s Valuation Committee has in place to select an alternative valuation method to calculate the net asset value of the Trust.

RESPONSE TO COMMENT 8

The disclosure has been updated in accordance with the Staff’s comment.

COMMENT 9 – ADDITIONAL INFORMATION ABOUT THE TRUST – THE TRUST’S FEES AND EXPENSES

We note your revised disclosure on page 59 in the Registration Statement filed on November 6, 2023 regarding the sale of bitcoin to pay for the Trust’s expenses and liabilities and the Trust’s purchase of bitcoin. Please revise to disclose the methodology of the Trust’s sales and purchases of bitcoin, including whether the Trust will pay the transaction cost of the sale when sold to pay for the Trust’s expenses and liabilities, such as the Sponsor fee. In addition, please revise to clarify whether the Trust will use a liquidity provider, such as a prime broker. If so, please disclose whether a portion of the Trust’s bitcoin may be held with the liquidity provider and, if so, what portion.

RESPONSE TO COMMENT 9

The disclosure has been updated in accordance with the Staff’s comment.

COMMENT 10 – THE TRUST’S SERVICE PROVIDERS – THE SPONSOR

Refer to your response to comment 25 in the correspondence filed for the Registration Statement on November 6, 2023. Please revise to clarify the Sponsor’s experience related to crypto assets by clarifying what you mean by “significant experience.”

United States Securities and Exchange Commission

Division of Corporation Finance

December 29, 2023

RESPONSE TO COMMENT 10

The disclosure has been updated in accordance with the Staff’s comment.

COMMENT 11 – CUSTODY OF THE TRUST’S ASSETS – KEY STORAGE

Refer to your response to comments 11 and 26 in the correspondence filed for the Registration Statement on November 6, 2023. Please revise in section entitled “Custody of the Trust’s Assets – Key Storage” and on page 7 to disclose the percentage of private keys held in cold storage. In addition, please revise your disclosure on page 65 to describe any instructions the Sponsor has given to the Custodian regarding air drops and forks.

RESPONSE TO COMMENT 11

The disclosure has been revised in accordance with the Staff’s comment.

COMMENT 12 – PLAN OF DISTRIBUTION – AUTHORIZED PARTICIPANTS

Refer to your response to comment 27 in the correspondence filed for the Registration Statement on November 6, 2023. Please revise to identify by name all of the Authorized Participants with which you have an agreement at the time of effectiveness of the Registration Statement.

RESPONSE TO COMMENT 12

The Prospectus has been updated to include disclosure of the Trust’s Authorized Participants as of December 29, 2023.

COMMENT 13– CREATION AND REDEMPTION OF SHARES

Refer to your response to comment 29 in the correspondence filed for the Registration Statement on November 6, 2023. We note your disclosure on page 69 that “[t]he Authorized Participant or its designee will normally send the required bitcoin in an ‘on chain’ transaction over the Bitcoin network.” Please revise to clarify what you mean by “normally.” In addition, we note your revised disclosure on page 70 that “[i]n circumstances where purchase orders are due before 4:00 p.m. EST, Authorized Participants will not know the total Basket Deposit at the time they submit a purchase order for the Basket.” Please revise to disclose the circumstances in which purchase orders will not be due before 4:00 p.m. EST.

United States Securities and Exchange Commission

Division of Corporation Finance

December 29, 2023

RESPONSE TO COMMENT 13

In accordance with guidance from the Staff in the SEC’s Division of Trading and Markets, the Sponsor has revised the creation and redemption procedures to reflect an “all cash” model. Accordingly, all references to in-kind creation and redemption transactions have been removed from the Prospectus, including the disclosure referenced in this comment. As a result, the first three sentences of the Staff’s comment are no longer applicable.

With respect to the remainder of the Staff’s comment, the disclosure has been updated to provide the context requested by the Staff.

COMMENT 14 – CREATION AND REDEMPTION OF SHARES

Refer to your response to comment 30 in the correspondence filed for the Registration Statement on November 6, 2023. Please revise to disclose that the Authorized Participant’s designee is required to have an account with the Custodian in connection with in-kind creations. In addition, please disclose whether and under what circumstances the Authorized Participant will utilize an affiliate or third-party to transfer bitcoin to or receive bitcoin from the Custodian in connection with creations and redemptions.

RESPONSE TO COMMENT 14

In accordance with guidance from the Staff in the SEC’s Division of Trading and Markets, the Sponsor has revised the creation and redemption procedures to reflect an “all cash” model. Accordingly, all references to in-kind creation and redemption transactions have been removed from the Prospectus, including the disclosure referenced in this comment.

United States Securities and Exchange Commission

Division of Corporation Finance

December 29, 2023

COMMENT 15 – CREATION AND REDEMPTION OF SHARES

The Staff notes that you disclose in the “Creation and Redemption of Shares” section that the creation and redemption of shares may be done in cash or in-kind. With respect to in-kind creations and redemptions, please revise here, in your risk factors and in the summary to address the following:

•

Please describe the risk that any registered broker-dealer that participates in the in-kind creation or redemption of shares for bitcoin may be unable to demonstrate compliance with the applicable requirements of the federal securities laws, including the Financial Responsibility Rules; and

•

Please also describe the potential consequences to the broker-dealer, its customers and shareholders of the Trust if any such broker-dealer is unable to comply with the federal securities laws, including the Financial Responsibility Rules, in connection with in-kind creation and redemption transactions

RESPONSE TO COMMENT 15

In accordance with guidance from the Staff in the SEC’s Division of Trading and Markets, the Sponsor has revised the creation and redemption procedures to reflect an “all cash” model. Accordingly, all references to in-kind creation and redemption transactions have been removed from the Prospectus, including the disclosure referenced in this comment.

COMMENT 16 – CREATION AND REDEMPTION OF SHARES

Please revise the “Creation and Redemption of Shares” section to add disclosure clarifying whether the Authorized Participant bears the risk of bitcoin price movements with respect cash creations and redemptions. Please add related risk factor disclosure as well.

RESPONSE TO COMMENT 16

The Sponsor refers the Staff to the last sentence under the heading “Creation and Redemption of Shares – Delivery of Required Deposits”, which provides: The Trust’s NAV and the price of a Basket Deposit could rise or fall substantially between the time a purchase order is submitted and the time the amount of the purchase price in respect thereof is determined, and the risk of such price movements will be borne solely by the Authorized Participant.

The risk factor “Arbitrage transactions intended to keep the price of Shares closely linked to the price of bitcoin may be problematic if the process for the creation and redemption of Baskets encounters difficulties, which may adversely affect an investment in the Shares” has been updated to disclose this risk as well.

United States Securities and Exchange Commission

Division of Corporation Finance

December 29, 2023

COMMENT 17 – CREATION AND REDEMPTION OF SHARES

Please revise the “Creation and Redemption of Shares” section to disclose the impact of the use of cash creations and redemptions on the efficiency of the arbitrage mechanism and how this compares to the use of in-kind creations and redemptions.

RESPONSE TO COMMENT 17

The Prospectus has been updated with the following risk factor to address the Staff’s comment: The use of cash creations and redemptions, as opposed to in-kind creations and redemptions, may adversely affect the arbitrage transactions by Authorized Participants intended to keep the price of the Shares closely linked to the price of bitcoin and, as a result, the price of the Shares may fall or otherwise diverge from NAV.

COMMENT 18 – CREATION AND REDEMPTION OF SHARES

We note that with respect to in-kind creations and redemptions, your disclosure in the “Creation and Redemption of Shares” section indicates that deposits and withdrawals of bitcoin will be directly to/from the Custodian without the use of an intermediary. Please revise your disclosure to confirm the lack of aggregation in orders, whether that will result in higher costs, and whether there will be any impact on the efficiency of the creation and redemption process. Please add related risk factor disclosure as appropriate.

RESPONSE TO COMMENT 18

In accordance with guidance from the Staff in the SEC’s Division of Trading and Markets, the Sponsor has revised the creation and redemption procedures to reflect an “all cash” model. Accordingly, all references to in-kind creation and redemption transactions have been removed from the Prospectus, including the disclosure referenced in this comment.

COMMENT 19 – CREATION PROCEDURES

Refer to your response to comment 30. Please revise to disclose a detailed description of the mechanics of cash creations and redemptions, including what happens in situations in which the value of bitcoin changes between the time of the Cash Creation Orders and Cash Redemption Orders and how the Trust purchases and sells bitcoin in connection with cash creations and cash redemptions.

United States Securities and Exchange Commission

Division of Corporation Finance

December 29, 2023

RESPONSE TO COMMENT 19

The Prospectus has been updated in accordance with the Staff’s comment.

COMMENT 20 – SUSPENSION OF ORDERS

Refer to your response to comment 32 in the correspondence filed for the Registration Statement on November 6, 2023. Please disclose in the “Suspension of Orders” section how you will notify Shareholders if the Trust has suspended creations and redemptions.

RESPONSE TO COMMENT 20

The Prospectus has been updated in accordance with the Staff’s comment.

COMMENT 21 – GOVERNING LAW; CONSENT TO DELAWARE JURISDICTION

Refer to your response to comment 55 in the correspondence filed for the Registration Statement on November 6, 2023. We note your disclosure on page 81 that “the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the 1933 Act, or the rules and regulations promulgated thereunder.” Please revise to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

RESPONSE TO COMMENT 21

The Prospectus has been updated in accordance with the Staff’s comment.

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United States Securities and Exchange Commission

Division of Corporation Finance

December 29, 2023

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren